sapa:

03-07-18


03024775

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES


SEC MAIL PROCESSING
RECEIVED
JUL 23 2003
WASH. D.C. 181 SECTION
SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 18 July 2003:

Sapa: Interim report January - June 2003

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel


PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Enclosure

dlw 7/24

Press release

18 July 2003

Interim report
January-June 2003

Profit growth continues

- Earnings per share increased by SEK 1.55 to 5.30 (3.75)
- Profit before tax improved by 43 per cent to MSEK 291 (204)
- Profit margin increased to 5.7 per cent (4.1)
- Delivered volumes up by 7 per cent
- Acquisition of Remi Claeys Aluminium accomplished 23 June

Sapa in brief	**Apr-June 2003**	Apr-June 2002	**Jan-June 2003**	Jan-June 2002
Net sales, MSEK	**2,833**	2,937	**5,592**	5,758
Operating profit, MSEK	**169**	136	**320**	237
Operating margin, %	**6.0**	4.6	**5.7**	4.1
Profit before tax, MSEK	**155**	122	**291**	204
Earnings per share, SEK	**2.80**	2.20	**5.30**	3.75
Deliveries, tonnes	**79,050**	75,300	**155,840**	145,960
Debt/equity ratio			**0.61**	0.42

"The positive profit trend that started during the first quarter of 2002 continues and we are pleased to see a significantly improved profit for both the first half year and second quarter compared to last year. This has been achieved despite a weak European profile market as a whole. During the second quarter we have seen signs of an improved market situation in the US and Sapa Inc reached record levels on delivered volumes during the second quarter. Heat Transfer has had a very good volume and profit development and the demand from the heat exchange industry continues to be strong", comments Staffan Bohman, President and CEO of Sapa.

"In the latter part of June the acquisition of Remi Claeys Aluminium was accomplished. We expect that this acquisition will contribute positively to Sapa's earnings per share already during 2003."

For further information please contact Staffan Bohman, CEO, tel. +46-8-459 59 00, Bo Askvik, CFO, tel. +46-8-459 59 18 or Gabriella Pihl, Communications Manager, tel. +46-8-459 59 62.

This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF-file. Select Financial Information/Quarterly Reports.

Sapa AB

Postal address **Box 5505, 114 85 Stockholm** Visiting address **Humlegårdsgatan 17** Org no **556001-6122**

First half year 2003

Sapa	Jan-June 2003	Jan-June 2002	Jan-June 2001	Jan-June 2000	Jan-June 1999
Net sales, MSEK	**5,592**	5,758	6,147	5,089	4,013
Operating profit, MSEK	**320**	237	300	336	298
Operating margin, %	**5.7**	4.1	4.9	6.6	7.4
Deliveries, tonnes	**155,840**	145,960	150,860	144,750	117,730

(excl. Eurofoil and Autoplastics)

Net sales for the group during the first half-year amounted to MSEK 5,592 (5,758). Remi Claeys is consolidated from June 23 and has only marginally impacted the profit and loss statement of the Group. Currency effects from translation of foreign subsidiaries to SEK had a negative effect of 5 per cent. The weakening of the dollar against European currencies has resulted in lower aluminium metal price and correspondingly lower net sales. Delivered volumes of aluminium products increased by 7 per cent. Heat Transfer showed a very strong development. Sapa's profiles operation in the US also produced a positive volume growth, partly from increased market share, but also from an improved market situation, which was accentuated during the latter part of the quarter. The weak market for Profiles Europe resulted in a more or less unchanged demand. Remi Claeys contributes about 1 percentage point of the growth in volume.

Operating profit for the period improved by 35 per cent to MSEK 320 (237). Currency effects from translation of foreign subsidiaries to SEK had a negative effect of MSEK 24, corresponding to 7 per cent. The first half-year saw a considerable strengthening of the operating margin to 5.7 per cent (4.1). The improvement trend of the Group's profitability is a result of a strong development for Heat Transfer, recent years efficiency programs, an improved market and increased market share in the US, the Polish profile operation's enhanced value added operation and increased volumes from the large press in Albi.

As a whole the European profiles market continued to be weak and seems to have stabilised on a slightly lower level than last year. Companies' experiences very short lead times, as customers tend to buy as late as possible and only to cover the immediate needs. There are no signs of a strengthening in the near future and uncertainty is great among the market players. Profiles Europe is judged to have kept its market shares.

The financial net amounted to MSEK -29 (-33), which resulted in a profit before tax of MSEK 291 (204). An increase of 43 per cent. The income tax cost for the Group was MSEK 95 (67), corresponding to a tax rate of 33 per cent (33). Earnings per share increased by SEK 1.55 to 5.30 (3.75).


Earnings per share, SEK
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03

Sapa AB
Postal address Box 5505, 114 85 Stockholm Visiting address Humlegårdsgatan 17 Org no 556001-6122

Second quarter 2003

Net sales for the group during the second quarter amounted to MSEK 2,833 (2,937), a decrease by approximately 4 per cent. Currency effects from translation of foreign subsidiaries to SEK had a negative effect of 5 per cent. Delivered volumes of aluminium products increased to 79,050 tonnes (75,300). The increase by 5 per cent comes from Heat Transfer and Profiles in US. For Profiles Europe excl. Remi Claeys volumes decreased with the market, approximately 1 per cent.


Deliveries, tonnes
90 000
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
Q2-00
Q2-01
Q2-02
Q2-03

The operating profit continued to improve and reached MSEK 169 (136), corresponding to a profit margin of 6.0 per cent (4.6). Currency effects from translation to SEK had a negative effect of MSEK 13 equal to 7 per cent. Heat Transfer accounts for a great part of the improvement in profit. Demand from the heat exchanger market is strong and shows no signs of weakening. The large investment in Finspång, Sweden has proved very successful. In China Heat Transfer continues to increase volumes and in June record volumes were delivered. The market situation for profiles has improved in the US, especially during the latter part of the quarter. For Sapa Inc this has resulted in an upward trend in delivered volumes and profit. However, due to the weaker dollar this has not been fully reflected in the Group profit expressed in SEK.


Operating profit, MSEK
225
200
175
150
125
100
75
50
25
0
Q2-00
Q2-01
Q2-02
Q2-03

For Profiles Europe the weak market situation led to a weak profit development during the second quarter. There were however some bright spots, noticeable the building and construction markets in Belgium and France, which during the latter part of the quarter showed improvement. In general the seasonal up turn in demand from the building and construction sector has been unusually weak. Sapa Albi continues to increase volumes in the large press, which has led to an improved result. The profitability is however still not sufficient. The Polish profiles operation increases the extent of value added operations and produced another strong quarter.

Sapa	**Apr-June 2003**	Jan-Mar 2003	Oct-Dec 2002	July-Sept 2002	**Apr-June 2002**
Net Sales, MSEK	**2,833**	2,758	2,689	2,642	**2,937**
Operating profit, MSEK	**169**	151	132	114	**136**
Profit before tax, MSEK	**155**	137	124	99	**122**
Operating margin, %	**6.0**	5.5	4.9	4.3	**4.6**
Deliveries, tonnes	**79,050**	76,790	69,870	69,190	**75,300**

Sapa AB
Postal address Box 5505, 114 85 Stockholm Visiting address Humlegårdsgatan 17 Org no 556001-6122

The financial net for the quarter was MSEK -14 (-14). The acquisition of Remi Claeys has only marginally impacted the financial net for the quarter. Profit before tax improved by 27 per cent to MSEK 155 (122). After a tax cost of 33 per cent (33) net profit for the quarter amounted to MSEK 103 (82), corresponding to an earnings per share of SEK 2.80 (2.20).

ACQUISITIONS

Remi Claeys Aluminium

On June 23 the acquisition of 62.41 per cent of the shares in the Belgium company Remi Claeys Aluminium was accomplished. The transaction has been approved by relevant competition authorities. Sapa paid MEUR 46.9 for the shares, which resulted in a goodwill entry of slightly less than MEUR 13, to be depreciated over 20 years. Capital employed in Remi Claeys, including goodwill on acquired shares, amounts to MEUR 146 MEUR. Upon acquisition of 100 per cent of the shares, the goodwill is expected to increase by a further MEUR 8. The net debt of Remi Claeys at the date of acquisition amounted to slightly more than 80 MEUR. Sapa has launched a mandatory public bid for the remaining outstanding shares. The final result of the bid will be published during week 30. Remi Claeys is consolidated by Sapa from June 23 and is expected to contribute positively to Sapa's earnings per share already during 2003.

Remi Claeys Aluminium is one of Europe's largest independent producer of aluminium profiles, aluminium profile based building systems and welded aluminium tubes, with branches mainly in Benelux, France and Germany. The Group's net sales in 2002 amounted to MEUR 293 and the operating margin was 4.5 per cent. The Group has approximately 1,100 employees.

The operations of Remi Claeys Aluminium fits well with the strategic direction of Sapa and strengthens and complements Sapa's position within profiles, building systems and Heat Transfer. An acquisition would also reinforce the market positions of Sapa particularly in Benelux, France and Germany.

Heat Transfer

During the period the remaining minority share in Sapa Heat Transfer (Shanghai) Ltd was acquired, representing 4.05 per cent of the total shares. The consideration amounted to MSEK 6.3, compared with a book value on the minority share of MSEK 4.2.

FINANCING, CASH FLOW AND SHAREHOLDERS EQUITY

The Group's net debt to equity ratio at the end of the period was 0.61 (0.42). The increase in net debt is a direct consequence of the acquisition of Remi Claeys, where the consideration for the acquired shares was paid on June 23. Cash flow after investments (excluding company acquisitions/divestment) for the period amounted to MSEK 94 (157). The deterioration comes from higher working capital, primarily accounts receivables. During the second quarter the cash flow improved significantly and reached MSEK 221 (98), of which a reduction of working capital released MSEK 47.

Net debt of the Group at the end of the period was MSEK 2,300 (1 524), of which interest bearing liabilities and provisions MSEK 2,883 (1,968) and liquid assets MSEK 583 (444). Some MSEK 1,175 of the increase in net debt comes from the acquisition of Remi Claeys. During the second quarter a dividend of SEK 5.50 (5.0) MSEK 201 (182) was paid to the shareholders. The increased net debt has

Sapa AB

Postal address **Box 5505, 114 85 Stockholm** Visiting address **Humlegårdsgatan 17** Org no **556001-6122**

only had a marginal effect on the financial net for the first half-year, which improved to MSEK -29 (-33). The interest coverage ratio was 6.2, exceeding the Group's long-term condition of a minimum of 3.0.

During the first half-year shareholder's equity decreased by MSEK 119. In addition to the net profit of MSEK 195, shareholder's equity was impacted by repurchase of own shares (see below), which reduced the shareholder's equity by MSEK 17, translation differences, that through the strengthened krona had a negative effect of MSEK 95 and a dividend to the shareholders of MSEK 201.

INVESTMENTS

Group investments during the first half-year amounted to MSEK 113 (162). Depreciation (excluding amortisation of goodwill) amounted to MSEK 195 (195). No major investment projects are ongoing.

PERSONNEL

The average number of employees during the first half-year was 6,655 (6,506). Of the increase 113 comes from Pressweld, which was acquired in November 2002. Remi Claeys, which has approximately 1,100 employees, has impacted average number of employees by 42. New employments have been made within the fast growing operations of Profiles in Poland and Heat Transfer.

THE SAPA SHARE

The closing price for the Sapa share at the end of the period was SEK 161, compared with SEK 160 SEK at the end of 2002. . During the same period the Stockholm exchange all-share index increased by 7.4 per cent. The Sapa share has since the end of 2001 increased by 18 per cent, including dividend. The corresponding figure for Stockholm exchange all-share index was a decrease of 29 per cent.

OTHER

Repurchase of shares

Within the structure of the repurchase programme, which is in place to secure the issue of personnel options, 107,100 shares have been repurchased during the period. Cumulatively a total of 609,430 shares had been repurchased at the end of the period. The repurchased shares represent 1.6 per cent of the total number of shares. The number of outstanding shares by the end of the period was 36,559,728.

OUTLOOK

The business climate in Europe continues to be weak, with no signs of improvement in the short-term perspective. The situation in the US has improved over the last months, but it is too early to tell if this improvement will last. The uncertainty remains but, as stated earlier, the development of the profit is expected to continue positively during the remainder of the year.

Sapa AB (publ)
Stockholm 18 July 2003

STAFFAN BOHMAN
President and CEO

Sapa AB

Postal address **Box 5505, 114 85 Stockholm** Visiting address **Humlegårdsgatan 17** Org no **556001-6122**

The report also includes:
Group Income statement in summary
Group Balance sheet in summary
Group Key financial figures
Changes in Shareholders' Equity
Group Cash flow
Segment reporting
Accounting principles

Report Dates 2003

Interim Report Q3	17 October 2003
Full Year report 2003	6 February 2004

This report has not been audited by the Company's auditors.

Sapa AB
Postal address **Box 5505, 114 85 Stockholm** Visiting address **Humlegårdsgatan 17** Org no **556001-6122**

THE SAPA GROUP

Consolidated income statements, MSEK	**Apr-June 2003**	Apr-June 2002	**Jan-June 2003**	Jan-June 2002	Jan-Dec 2002
Net sales	**2,833.4**	2,937.3	**5,591.8**	5,758.5	11,089.7
Cost of goods sold	**-2,230.2**	-2,385.5	**-4,420.6**	-4,715.7	-8,982.4
Gross profit	**603.2**	551.7	**1,171.2**	1,042.8	2,107.3
Selling and administrative expenses	**-432.6**	-423.6	**-847.6**	-813.9	-1,640.5
Other operating revenues/expenses	**-1.5**	7.8	**-3.5**	7.8	16.2
Operating profit	**169.1**	136.0	**320.1**	236.8	483.0
Financial items	**-14.5**	-14.2	**-29.0**	-32.9	-56.0
Profit after financial items	**154.6**	121.8	**291.2**	203.8	427.0
Income tax	**-50.6**	-39.8	**-95.5**	-67.0	-141.9
Minority interest in net profit	**-0.9**	-0.5	**-1.2**	0.6	0.0
Net result	**103.0**	81.5	**194.5**	137.5	285.1
Earnings per share, SEK	**2.80**	2.20	**5.30**	3.75	7.85
Earnings per share after dilution, SEK	**2.80**	2.20	**5.30**	3.70	7.80

Consolidated income statements, MSEK	**30 June 2003**	30 June 2002	31 Dec 2002
Intangible fixed assets	**1,047.2**	1,024.6	1,001.2
Tangible fixed assets	**3,016.9**	2,646.6	2,625.7
Financial fixed assets	**168.2**	43.4	27.1
Inventories	**1,874.0**	1,427.4	1,423.3
Current receivables	**3,069.0**	2,577.2	2,222.8
Liquid funds	**583.3**	444.2	747.2
Total assets	**9,758.6**	8,163.4	8,047.3
Shareholders' equity	**3,759.7**	3,652.8	3,878.7
Interest-bearing liabilities and provisions	**2,883.5**	1,967.7	1,834.7
Interest-free liabilities and provisions	**3,115.4**	2,542.9	2,333.8
Total shareholders' equity and liabilities	**9,758.6**	8,163.4	8,047.3

Key figures and other information[1]	**Jan-June 2003**	Jan-June 2002	Full Year 2002
Return on shareholders' equity, %	**9.0**	3.1	7.5
Average number of outstanding shares, '000	**36,624**	36,426	36,339
Earnings per share, SEK	**5.30**	3.75	7.85
Earnings per share after dilution, SEK	**5.30**	3.70	7.80
Shareholders' equity per share, SEK	**102.85**	100.75	105.80
Return on capital employed, %	**10.9**	5.5	9.0
Operating margin, %	**5.7**	4.1	4.4
Capital turnover rate, Multiple	**2.1**	2.0	2.1
Equity/assets ratio, %	**39**	45	48
Debt/equity ratio	**0.61**	0.42	0.28
Net debt, MSEK	**2,300**	1,524	1,088
New and replacement investments, MSEK	**113**	162	303
Average number of employees	**6,655**	6,506	6,526

[1]Key ratios calculated based on rolling twelve-month values

Sapa AB
Postal address **Box 5505, 114 85 Stockholm** Visiting address **Humlegårdsgatan 17** Org no **556001-6122**

THE SAPA GROUP

Changes in shareholders' equity, MSEK	Jan-June 2003	Jan-June 2002
Opening balance	**3 878,7**	3 976,2
Translation differences	**-95,4**	-226,0
Conversion of convertible bonds / redemption of warrants	**0,2**	3,4
Repurchase of shares	**-16,9**	-55,9
Dividend	**-201,5**	-182,3
Net result	**194,5**	137,5
Outgoing balance	**3 759,7**	3 652,8

Cash flow, MSEK	Apr-June 2003	Apr-June 2002	Jan-June 2003	Jan-June 2002	Jan-Dec 2002
Operating profit	**169.1**	136.0	**320.1**	236.8	483.0
Depreciations	**109.6**	111.2	**224.7**	227.9	448.2
Other items not affecting liquidity	**-3.3**	-39.2	**-3.0**	-50.4	-84.8
Interest received/paid	**-8.8**	-6.1	**-28.0**	-43.3	-67.1
Income tax paid	**-29.9**	-47.5	**-58.0**	-66.0	-100.9
Change in working capital	**47.3**	6.3	**-250.3**	-7.2	148.9
Cash flow from ongoing operations	**283.9**	160.7	**205.5**	297.8	827.3
New and replacement investments	**-64.1**	-76.0	**-113.0**	-162.1	-302.9
Company acquisitions/divestments	**-392.1**	-	**-398.4**	-	-32.5
Sales of fixed assets and changes in financial fixed assets	**0.8**	13.3	**1.5**	21.0	67.1
Cash flow after investments	**-171.6**	98.1	**-304.4**	156.7	559.0
Financing	**315.6**	192.5	**380.5**	-469.3	-557.2
Share issue/repurchase of shares	**-12.0**	-35.8	**-16.7**	-52.5	-70.9
Dividend	**-201.5**	-182.3	**-201.5**	-182.3	-182.3
Cash flow	**-69.5**	72.5	**-142.1**	-547.3	-251.4

Segment reporting MSEK	Apr-June 2003	Apr-June 2002	Jan-June 2003	Jan-June 2002	Jan-Dec 2002
Group Net sales	**2,833**	2,937	**5,592**	5,758	11,090
Where of					
Profiles	**2,245**	2,351	**4,416**	4,644	8,863
Heat Transfer	**524**	524	**1,061**	986	1,977
Other and eliminations	**64**	62	**116**	128	250

Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, interim reporting. The application of the current recommendations from 2003 has not had any influence on the company's result and position for earlier periods. Sapa accounts for business segments as primary segment and geographical areas as secondary segment according to RR 25, Segment reporting. The business segments Profiles and Heat Transfer are reported combined.

Sapa AB

Postal address Box 5505, 114 85 Stockholm Visiting address Humlegårdsgatan 17 Org no 556001-6122